K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

February 11, 2015

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Ashley Vroman-Lee

Re: John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811-21779

Amendment to Registration Statement on Form N-1A

Dear Ms. Vroman-Lee:

On behalf of the Trust, we submit this letter in response to comments received by telephone on January 30, 2015, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 149 under the Securities Act of 1933, as amended, and Amendment No. 151 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A, filed with the SEC on December 19, 2014, accession no. 0001133228-14-004893 (the “Amendment”). The Amendment relates to the registration of Class C, Class R2, Class R4, and Class R6 shares of Global Equity Fund (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment. The comments addressed in this letter relate to the Appendix to the Fund’s prospectus, which discusses the past performance of a composite of accounts that have investment objectives, policies, and strategies that are substantially similar to those of the Fund (the “Composite”).

Comment 1 — Please disclose the names of the portfolio managers who were primarily responsible for the performance of the Composite and the name of the investment advisory firm where the Composite was managed prior to 2013.

Response to Comment 1 — The Trust has made the requested change.

Comment 2 — Please confirm that the accounts that compose the Composite are the only accounts that were managed with investment objectives, policies, and strategies that are substantially similar to those of the Fund.

Response to Comment 2 — The Trust so confirms.

Comment 3 — Please provide the representations set forth in the SEC staff’s letter to Bramwell Growth Fund, SEC No-Action Letter (Aug. 7, 1996) (“Bramwell”).

Response to Comment 3 — The Trust represents that: (1) during the tenure of the Fund’s portfolio managers, no other persons played a significant part in the performance of the Composite; and (2) the performance information is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be in the Fund’s prospectus.

Page 2 February 11, 2014

Comment 4 — Please revise the Appendix to disclose that the performance presented in the Appendix relates to management of the Composite solely at the portfolio managers’ prior investment firm. If the Fund wishes to present the performance of the Composite under the management of Fund’s investment subadviser, please present this performance separately, with appropriate disclosure.

Response to Comment 4 — Respectfully, the Fund believes that the Composite performance as presented is appropriate and consistent with SEC staff guidance and principles. Based on its belief that such a presentation would not be misleading, the SEC staff agreed not to recommend enforcement action against an investment adviser that included in its advertisements, with appropriate disclosure, performance data reflecting the performance achieved by a predecessor adviser where: (i) the person or persons who manage the accounts at the adviser were also those primarily responsible for achieving the prior performance results; (ii) the accounts managed at the predecessor entity are so similar to the accounts currently under management that the performance results provide relevant information to prospective clients; and (iii) all accounts that were managed in a substantially similar manner are advertised (unless the exclusion of any such account would not result in materially higher performance). See Horizon Asset Management, LLC, SEC No-Action Letter (Sep. 13, 1996) (“Horizon”). Supplementally, the Fund confirms that the conditions set forth in Horizon are met with respect to the Composite. Similarly, in the mutual fund context, the staff has permitted the presentation of prior firm performance. See Bramwell, in which the staff expressly acknowledged its portability position under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and extended such principles to mutual fund prospectus performance presentations, stating that including the prior firm performance in the prospectus would not be misleading if no other person played a significant role in achieving the performance and the performance is not presented in a misleading manner.

The Composite performance presentation in the Fund’s prospectus is consistent with both Bramwell and the SEC staff’s portability guidance under Section 206 of the Advisers Act. Where the SEC staff’s portability requirements have been satisfied, investment advisers are permitted to link prior firm performance to the performance of the strategy at the adviser. Nevertheless, the Fund will enhance the disclosures accompanying the Composite performance presentation to emphasize that the prior firm performance should not be viewed as that of the Fund or of the Fund’s subadviser, or an indication of how the Fund or the Fund’s subadviser would have performed during such time period.

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

Page 3 February 11, 2014

The Trust, on behalf of the Fund, intends to file a definitive form of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 261-3240 or Thomas Dee, Assistant Secretary of the Trust, at (617) 663-4311.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc: Thomas Dee